Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
August 21, 2009
VIA EDGAR
Mr. Michael Rosenthal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3674
Fax: (202) 772-9217

Re:	Penn Millers Holding Corporation Registration Statement on Form S-1/A Filed August 21, 2009 File No. 333-156936
Dear Mr. Rosenthal:
          On behalf of Penn Millers Holding Corporation (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 5, 2009, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this response letter.
          We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses reference Amendment No. 4.
Cover page
1.	Please revise your cover page to describe any arrangements to place funds in an escrow account and identify the conditions that must be satisfied to break escrow. See
Philadelphia    •   Reading   •   Valley Forge   •   Lehigh Valley   •   Harrisburg   •   Lancaster   •   Scranton
Williamsport   •   Wilkes-Barre   •   Princeton   •   Cherry Hill   •   New York   •   Wilmington
A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

Item 501(b)(8)(iii) of Regulation S-K. Please specifically address whether all closing conditions, including the Pennsylvania Insurance Department’s approval, are required before escrow can be broken. Please see Rule 15c2-4 of the Exchange Act of 1934.
          Response: Disclosure regarding our escrow arrangement has been added to our cover page. As described in the Escrow Agreement and on the cover page of the Prospectus, the release of funds from the escrow will be contingent upon all conditions of the offering being met: namely, the minimum number of shares being sold, and approval of the conversion by the members of Penn Millers Mutual Holding Company. We have been advised by the Pennsylvania Insurance Department that the required exemptions from the Pennsylvania Insurance Department’s 1998 order have been approved. Accordingly, disclosure in the prospectus stating that completion of the conversion and the offering is subject to receipt of such approval has been revised. We have supplementally provided the Staff with a copy of the order.
Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows
2.	We are considering your response to prior comment four. It appears that the presentation of EIG sales proceeds as cash flows from continuing operations is inconsistent with your classification of the assets and liabilities as held-for-sale and the results of operations reported as discontinued operations in the consolidated financial statements. Therefore, it is not clear to us why you believe that your conclusion to present the net proceeds within continuing operations provides the most meaningful presentation and illustrates most accurately the activity that occurred at Penn Millers Mutual Holding Company related to the sale of EIG. Please explain to us the basis for this conclusion which appears inconsistent with GAAP. Also, provide us with examples found in your research to support that you found that there was diversity in practice when classifying cash flows from the sale of discontinued operations.
          Response: We reviewed the financial statements of other public companies and found that there was diversity in practice when classifying cash flows from the sale of discontinued operations. In our research, we found that the accounting literature does not specifically address whether the proceeds from the sale of a discontinued operation should be classified in the continuing or discontinued portion of the investing section. Given the lack of specific guidance, our objective was to remain true to the main purpose of the statement of cash flows according to FAS 95, which is to provide information that, “if used with related disclosures and information in the other financial statements, should help investors, creditors, and others to ... assess the effects on an enterprise’s financial position of both its cash and noncash investing and financing transactions during the period.” We believe that our

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

conclusion to present the net proceeds within continuing operations provides the most meaningful presentation and illustrates most accurately the activity that occurred at PMMHC related to the sale of EIG and is consistent with GAAP. The following table provides a list of public companies, who have utilized similar presentations for the proceeds of a sale of a discontinued operation. The file numbers correspond to each company’s most recently filed Form 10-K Annual Report.

Issuer Name	File No.	File Date
General Electric Company	0001-00035	2/18/2009
General Motors Corporation	0001-00043	3/5/2009
Haights Cross Communications Inc.	333-109381	5/29/2009
Agilysys Inc.	000-05734	6/9/2009
Southwest Water Co.	000-08176	7/9/2009
Spartan Stores Inc.	000-31127	6/8/2009
     In classifying $2,576,000 of the proceeds from the sale of EIG as investing activities — continuing operations — we considered that:
•	The sale transaction was made between PMHC Corp. and the buyers. The cash proceeds ended up in the balances of continuing operations for the benefit of the future liquidity and capital position of the ongoing operations of Penn Millers Mutual Holding Company.

•	The proceeds from this one-off transaction are classified in continuing operations, which is consistent with how other investment dispositions of the parent company would be classified, as opposed to how discrete investment dispositions made within the autonomous operations of EIG would have been classified.

•	The proceeds are in the same cash flow category as the original cash outflows for the purchase of EIG (e.g. if purchased in year one and subsequently sold in year

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
August 21, 2009

2, this would ensure consistent presentation within the statement of cash flows).

•	The presentation of the sale proceeds in continuing operations, with clear labeling as to the source, combined with the disclosures in the discontinued operations footnote 16 on page F-25, clearly disclose to the reader the source of the cash and the ultimate disposition of the cash into the ongoing operations.
Exhibit 99.5
3.	We note your response to comment 6. As your stock order form was filed as an exhibit, it is publicly available. Therefore, the fact that you will not print, distribute or mail such forms prior to effectiveness does not preclude someone from completing an order form prior to effectiveness. Therefore, our comment is reissued. Please tell us the procedures you will use to ensure that the stock order forms completed prior to the effectiveness of your registration statement are not accepted.
     Response: The stock order form now states that forms dated and/or received prior to effectiveness will not be accepted and that all funds related thereto will be returned to the sender. We also note that our stock order form provides that no faxes or copies of the stock order form will be accepted, so a form downloaded from our public filing should not be accepted. The staff at the stock information center and Penn Millers will be instructed to identify and return all such stock order forms to the sender. These procedures shall ensure that these order forms are not accepted.
* * * * *
     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 399-6632 or my or my colleague John Talbot at (610) 205-6029.
Very truly yours,
STEVENS & LEE
/s/ Wesley R. Kelso
Wesley R. Kelso